

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

April 26, 2010

Mr. John J. Lennon
President & Director
UV Flu Technologies, Inc.
1694 Falmouth Road, Suite 147
Centerville, Massachusetts 02632-2933

   Re: **UV Flu Technologies, Inc.**
      Item 4.01 Form 8-K
      Filed December 23, 2009
      File No. 0-53306

Dear Mr. Lennon:

   We have completed our review of your Form 8-K and have no further comments at this time.

         Sincerely,

         William H. Thompson
         Accounting Branch Chief